Via Facsimile and U.S. Mail
Mail Stop 6010

April 2, 2009

Mr. Joachim Fleing
Chief Financial Officer
Sangui Biotech International Inc.
Alfred Herrhausen Street 44,
Witten, 58455
Germany

Re: Sangui Biotech International Inc.
Form 10-KSB for the Year Ended June 30, 2008
Form 10-Q for the Quarterly Period ended September 30, 2008
File No. 0-29233

Dear Mr. Fleing:

        We have reviewed your March 6, 2009 response to our February 18, 2009 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-KSB for the Year Ended June 30, 2008

Item 6. Management's Discussion and Analysis of Financial Condition of Plan of Operations, page 12

Liquidity and Capital Resources, page 13

1. With regard to your response to comment two, provide us the amount of compensation expense recognized and tell us where in the financial statements it is reflected.

2. Please refer to your response to comment three. We did not recognize the accounting guidance SOS 133 you referenced in your response. Please revise your proposed disclosure to clarify. We repeat our comment to provide disclosure

discussing a)the reasons for effects of exchange rates on cash of ($853,111) and $694,448 presented on the statement of cash flows and b) the effects of exchange rates on liquidity. Tell us how these amounts were computed in order to support that they represent the effect of exchange rate changes discussed in the last sentence of paragraph 25 of FAS 95.

3. You state that your functional currency is the U.S. dollar. Revise your disclosure to Clarify if the Euro is your functional currency and the U.S. dollar is your reporting currency.

Item 4. Controls and Procedures, page 13

Evaluation of Disclosure Controls and Procedures, page 31

4. Please refer to your response to comment eight. It is unclear from your proposed disclosure why your failure to disclose the material weaknesses identified during the evaluation of the effectiveness of your internal control over financial reporting did not result in a conclusion that your disclosure controls and procedures were not effective as of June 30, 2008. In light of the fact that material weaknesses existed with respect to segregation of duties and anti-fraud controls, disclose in reasonable detail the basis for managements' conclusions that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. As an alternative, you can state that given the identified matters, your disclosure controls and procedures were not effective.

5. Please refer to your response to comment nine. We believe that you should revise your disclosures to clarify that the lack of segregation of duties identified amounted to a material weakness instead of stating that it may be a material weakness.

6. In this regard, also revise to disclose the specific steps that the company has taken to remediate the material weakness identified and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

7. You state that management conducted an evaluation of the effectiveness of your internal control over financial reporting as of June 30, 2008 but it does not appear that your certifying officers have reached a conclusion on the effectiveness of your internal control over financial reporting. Please revise the wording to clarify, in clear and unqualified language the conclusions reached by your certifying officers on the effectiveness of your internal control over financial reporting as of June 30, 2008.

8. In connection with responding to our comments, please provide in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant